FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of May 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice Regarding Pricing of Hybrid Bonds to Repay Senior Short Term Loan (Offering of Subordinated Bonds)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 31, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Better Health, Brighter Future

News Release

Notice Regarding Pricing of Hybrid Bonds to Repay Senior Short Term Loan

(Offering of Subordinated Bonds)

OSAKA, JAPAN, May 31, 2019 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) announced that its hybrid bonds (subordinated bonds) (the “Hybrid Bonds”) with an aggregate principal amount of 500 billion Japanese yen were priced today.

The proceeds from this Hybrid Bond offering will be used to repay the existing Senior Short Term Loan (the “SSTL”) with an aggregate principal amount of 500 billion Japanese yen drawn down on January 11, 2019.

Costa Saroukos, Chief Financial Officer of Takeda said, “This Hybrid bond issuance is to replace all of the existing Senior Short Term Loan and will not increase debt outstanding in total. This replacement completes the permanent financing process related to the Shire Acquisition and supports our intention to keep our investment grade rating. We are fully committed to successfully achieving our deleveraging timeframe and our target net debt / adjusted EBITDA ratio of 2x in 3 to 5 years.”

1.	Overview of Hybrid Bonds

1. Issue Amount	500 Billion Japanese yen
2. Interest Rate	1.72% per annum (Note 1)
3. Issue Date	June 6, 2019
4. Maturity Date	June 6, 2079
5. Interest Payment Dates	October 6, 2019, for the first payment and thereafter semi-annually April 6 and October 6 of each year (or, in the case of an early redemption, the early redemption date)
6. Early Redemption	Takeda may redeem the Hybrid Bonds at its discretion on each interest payment date from and including October 6, 2024 or in case where a Tax Event or an Equity Credit Change Event occurs.
7. Deferral of Interest Payment	Takeda may, at its discretion, defer all or some of the payment of interest on the Hybrid Bonds, subject to mandatory payment clauses.
8. Subordination	In liquidation proceedings, bankruptcy proceedings, reorganization proceedings, rehabilitation proceedings and similar proceedings in accordance with laws other than the laws of Japan, the Hybrid Bonds will be subordinate to all senior indebtedness of Takeda and will rank substantially pari passu with the most senior preferred shares of Takeda and senior to the ordinary shares of Takeda.
9. Rating	A — (Japan Credit Rating Agency, Ltd.)
10. Equity Credit	50% (Japan Credit Rating Agency, Ltd. and S&P Global Ratings Japan Inc.)

Notes.

1.	Subject to step-ups from the day immediately following October 6, 2029 and 2044.

2.	For the detailed terms of the Hybrid Bonds, please see the Attachment 1 hereto.

2.	Note for Investors

Replacement restrictions described below do not any form part of the terms and conditions of the Hybrid Bonds, and do not constitute legal or contractual obligations of Takeda.

Replacement restrictions	In the case that the bonds are to be redeemed or bought back before the maturity, it is assumed that the Hybrid Bonds is being replaced with the financial instruments that has equivalent equity credit; provided, however, that Takeda may not make such replacement in the defined cases.

For more details of the financing restrictions, please see Attachment 2 hereto.

This announcement has been prepared to publicly disclose the offering of the Hybrid Bonds and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

This document does not constitute an offer to sell or a solicitation of an offer to purchase any securities within the United States. The Hybrid Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. No Hybrid Bonds will be offered in the United States.

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Rare Diseases and Neuroscience. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.

For more information, visit https://www.takeda.com

Investor Relations Contact: Takashi Okubo takeda.ir.contact@takeda.com +81 3 3278 2306

Media Inquiries: Outside of Japan Tsuyoshi Tada Tsuyoshi.Tada@takeda.com +1 617 551 2933	Japanese Media: Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095

Forward-Looking Statements

This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s Registration Statement on Form 20-F and other filings filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this press release should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Attachment 1:

This document does not constitute an offer to sell or a solicitation of an offer to purchase any securities within the United States. The Hybrid Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. No Hybrid Bonds will be offered in the United States.

Summary of proposed terms and conditions for reference purposes only.

1.	Aggregate issued amount of the Hybrid Bonds

¥500,000,000,000, in increments of ¥ 100,000,000

2.	Rate of interest

(1)	A fixed rate per annum, during the period beginning the day after June 6, 2019 until and including October 6, 2024.

(2)

Yen LIBOR (subject to adjustment in accordance with the terms and conditions of the Hybrid Bonds) plus 1.75%, during the period beginning the day after October 6, 2024 until and including October 6, 2029.

(3)	Yen LIBOR plus 2.00%, during the period beginning the day after October 6, 2029 until and including October 6, 2044.

(4)	Yen LIBOR plus 2.75%, during the period beginning the day after October 6, 2044.

3.	Issue price

100 yen per 100 yen of the principal amount of each Bond

4.	Security/guarantee

The Hybrid Bonds are not subject to any security or guarantee, and there are no assets specially reserved.

5.	Redemption

(1)	Redemption at maturity

At par on June 6, 2079 (the “Maturity Date”) together with accrued interest up to such date and any Optional Outstanding Payment Amount (as defined below).

(2)	Early redemption

(I)	Early redemption at the option of the Company

On October 6, 2024 (the “First Optional Redemption Date”) and each Interest Payment Date (as defined below) on and after the Optional Redemption Date (each, an “Optional Redemption Date”), the Company may, at its option, redeem early all, but not a portion, of the principal of the Hybrid Bonds then outstanding at par, together with accrued interest up to such Optional Redemption Date and any Optional Outstanding Payment Amount.

(II)	Early redemption upon occurrence of Tax Events

If a Tax Event (as defined below) has occurred on or after the date of payment for the Hybrid Bonds and is continuing, the Company may, at its option, redeem all, but not a portion, of the principal of the Hybrid Bonds then outstanding on the date fixed by the Company for such early redemption (the “Tax Redemption Date”), (i) in the case such Tax Redemption Date falls on and before (and excluding) the First Optional Redemption Date, at a rate of 101 yen per 100 yen of the principal amount of each Hybrid Bond or (ii) in the case such Tax Redemption Date falls on and after the First Optional Redemption Date, at par, together with the accrued interest up to the Tax Redemption Date and any Optional Outstanding Payment Amount.

A “Tax Event” shall be deemed to occur if the Company suffers a significant tax disadvantage by Japanese laws or regulations, or application or interpretation thereof, including such that interest on the Hybrid Bonds shall not qualify as deductible expenses in the calculation of corporate tax imposed on the Company under Japanese tax law, which disadvantage cannot be avoided by the Company’s reasonable endeavours.

(III)	Early redemption upon occurrence of Equity Credit Change Events

If an Equity Credit Change Event (as defined below) has occurred and is continuing, the Company may, at its option, redeem all, but not a portion, of the Hybrid Bonds then outstanding on the date fixed by the Company for such early redemption (the “Equity Credit Change Event Redemption Date”), (i) in the case such Equity Credit Change Event Redemption Date falls on and before (and excluding) the First Optional Redemption Date, at a rate of 101 yen per 100 yen of the principal amount of each Hybrid Bond or (ii) in the case such Equity Credit Change Event Redemption Date falls on and after the First Optional Redemption Date, at par, together with accrued interest up to the Equity Credit Change Event Redemption Date and any Optional Outstanding Payment Amount.

An “Equity Credit Change Event” shall be deemed to occur where one or more of the designated credit rating agencies decides to treat the Hybrid Bonds as having a lower equity credit than that assigned to the Hybrid Bonds by each such credit rating agency on the date of the issuance of the Hybrid Bonds due to the revision of such credit rating agency’s standards for the assignment of equity credit, and a public announcement to that effect has been made or a written notice to that effect has been given to the Company.

6.	Method of and limitations on payment of interest

(1)	Method of payment of interest

(I)

The Bonds bear the interest from the date immediately following the date of issuance to the Maturity Date (or, in the case of an early redemption, to the early redemption date), payable on an Interest Payment Date, in respect of each relevant period beginning on the date immediately following the Interest Payment Date immediately preceding such Interest Payment Date (or, in the case where such relevant Interest Payment Date is the first Interest Payment Date, the Payment Date) and ending on such Interest Payment Date (the “Interest Period”).

(2)

“Interest Payment Date” means October 6, 2019, for the first payment and thereafter semi-annually April 6 and October 6 of each year (or, in the case of an early redemption, the early redemption date).

(3)	Optional suspension

(I)	Optional suspension of interest payment

On any Interest Payment Date, the Company may, at its option, defer the payment of all or part of the interest on the Hybrid Bonds that would have been payable on such Interest Payment Date (an “Optional Suspension,” and any amount of interest so deferred and not paid due to an Optional Suspension, an “Optional Deferred Payment Amount”, and an Interest Payment Date on which such interest would have become due if the relevant Optional Suspension having not occurred, an “Optional Deferred Interest Payment Date”). Such Optional Deferred Payment Amount shall bear interest at the rate of interest as set forth in Paragraph 2 (such interest amount, “Additional Interest”) falling on and after the day after the Optional Deferred Interest Payment Date and before the day on which all of the Optional Deferred Payment Amount has been paid. For the avoidance of doubt, such Additional Interest shall not bear interest itself.

(II)	Optional payment

The Company may, at its option, pay all or part of the Optional Outstanding Payment Amount. Such payment shall be made to the Bondholders as of the Interest Payment Date of which the Optional Outstanding Payment Amount is paid.

(III)	Mandatory payment

(A)	Mandatory payment due to payment in respect of Junior Stock

With respect to an Interest Payment Date, during the period beginning from and including the second business day of the month in which the Interest Payment Date immediately preceding the relevant Interest Payment Date falls and ending on the first business day of the month in which the relevant Interest Payment Date falls, if the Company pays any dividend on or, subject to certain exceptions, repurchases or acquires any of its common stock or other securities junior to the Hybrid Bonds or other securities of the Company with the same rank, then the Company shall, to the extent commercially practicable (as defined in the terms of the Hybrid Bonds), make reasonable endeavors to pay all of the Optional Outstanding Payment Amount outstanding as of the relevant Interest Payment Date immediately following the end of the Mandatory Payment Reference Period during which such Junior Stock Mandatory Payment Event occurred (the “Mandatory Interest Payment Date”) or on the Interest Payment Date immediately following the Mandatory Interest Payment Date.

(B)	Mandatory payment due to payment in respect of Equivalent Securities

Notwithstanding the provisions of (I) above, if dividends or interest has been paid in respect of the securities of the Company with the same rank as the Hybrid Bonds during the period from the relevant Optional Deferred Interest Payment Date up to the Interest Payment Date immediately following such Optional Deferred Interest Payment Date, the Company shall, to the extent commercially practicable, make reasonable endeavors to pay the Optional Deferred Payment Amount and the Additional Interest thereon in respect of the relevant Optional Deferred Interest Payment Date on the Interest Payment Date immediately following such Optional Deferred Interest Payment Date.

7.	Financial covenants

The Company is not subject to any financial covenants for the Hybrid Bonds.

8.	Special covenants with respect to acceleration of obligations

The payment of the obligations in respect of the Hybrid Bonds shall not be accelerated or become due and payable except when becoming due and payable pursuant to the provisions of the terms and conditions of the Hybrid Bonds.

9.	Subordination clause

In liquidation proceedings, bankruptcy proceedings, corporate reorganization proceedings or civil rehabilitation proceedings of the Company or any proceedings that are equivalent thereto in accordance with laws other than Japanese law, each Hybrid Bondholder shall have a liquidation claim under the Hybrid Bonds in an amount, per Hybrid Bond, equal to (i) the principal amount of each outstanding Hybrid Bond held by such Hybrid Bondholder on the date on which the relevant Liquidation Event occurs, plus (ii) any Optional Outstanding Payment Amount in respect of each Bond on such date and accrued interest on such Bond up to and including such date. The Company shall not bear any obligation to pay to each Bondholder the amount exceeding the total amount of (i) and (ii) above.

Such Liquidation Claims shall become effective only if the Condition for Liquidation Payment (as defined [in the terms of the Hybrid Bonds]) is satisfied, and, in the case where the Most Preferred Stock exists on the date on which the relevant Liquidation Event (as defined [in the terms of the Hybrid Bonds]) occurs, such Liquidation Claims (including the distribution thereon) shall become payable only to the extent of the Liquidation Preference Amount of Equivalent Subordinated Debt (as defined [in the terms of the Hybrid Bonds]) of each Bond.

10.	Prohibition of changes to the disadvantage of senior creditors

No provisions of the Hybrid Bonds may be changed to the disadvantage of senior creditors, and no agreement on such change shall take effect in any sense or in respect of any person.

11.	Prohibition on setoff

Other than in limited situations in which all amounts due under obligations of the Company senior to the Hybrid Bonds have been paid in full, the Hybrid Bond holders shall not be entitled to set off their obligations to the Company against the claims against the Company for the repayment of principal and interest under the Hybrid Bonds in the case of any liquidation proceedings, bankruptcy proceedings, corporate reorganization proceedings or civil rehabilitation proceedings of the Company or any proceedings that are equivalent thereto in accordance with laws other than Japanese law.

Attachment 2: (Reference Purpose only)

This document does not constitute an offer to sell or a solicitation of an offer to purchase any securities within the United States. The Hybrid Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. No Hybrid Bonds will be offered in the United States.

Replacement Restrictions

The matters described below do not form any part of the terms and conditions of the Hybrid Bonds, and do not constitute legal or contractual obligations of Takeda.

Takeda has issued the Hybrid Bonds for the purpose of balancing both of its financial soundness and capital efficiency, and growing sustainably, and therefore, it is assumed that, upon early redemption or buyback of the Hybrid Bonds, Takeda will replace the Hybrid Bonds with any financial instruments that has received equity credit evaluation equivalent to that of the Hybrid Bonds from the relevant ratings agencies (Japan Credit Rating Agency, Ltd. and S&P Global Ratings Japan Inc.).

However, upon early redemption or buyback of the Hybrid Bonds, Takeda may not replace the Hybrid Bonds with such financial instruments in any of the cases where:

(i)	The proposed early redemption or buyback does not result in any of Takeda’s key financial soundness indicators getting worse than that as of March 31, 2019;

(ii)

Takeda’s credit rating obtained by S&P Global Rating Japan Inc. is BBB + or higher, and there is no concern that such rating becomes less than BBB+ as a result of the proposed early redemption or buyback;

(iii)

(x) The total amount of the Hybrid Bonds bought back during any consecutive 12 month period is less than 10% of the original aggregate principal amount of the Hybrid Bonds, or (y) the total amount of the Hybrid Bonds bought back during any consecutive 10 year period is less than 25% of the original aggregate principal amount of the Hybrid Bonds;

(iv)

The Hybrid Bonds are to be redeemed as a result of occurrence of a Tax Events or an Equity Credit Change Event (limited to the event where any relevant credit rating agency changes its requirements for equity credit evaluation);

(v)	Both of the relevant credit rating agencies cease to provide their equity credit evaluation (or any other similar evaluation) on the Hybrid Bond; or

(vi)

The market function has been stopped due to, among other things, the closure of any major stock exchange; provided, however, that if either of condition (i) or (ii) above is not met when the market function recovers, Takeda will be required to promptly replace the Hybrid Bonds.

The replacement shall be made within 360 days before the date of the proposed early redemption or buyback. In the case where Takeda or any its subsidiary sells to a third party any securities with equity credit assigned by the relevant credit rating agencies that is equivalent to or better than that of the Hybrid Bonds, the net proceeds from such sale will be deemed to be the replaced amount in connection with the replacement of the Hybrid Bonds.